Filed by Duddell Street Acquisition Corp.
This communication is filed pursuant to Rule 425 under the
United States Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Duddell Street Acquisition Corp.
Commission File Number: 001-39672
Date: July 13, 2022

Management Presentation JULY 2022 | STRICTLY PRIVATE AND CONFIDENTIAL

Disclaimer

This presentation contains proprietary and confidential information of FiscalNote Holdings, Inc ("FiscalNote") and Duddell Street Acquisition Corp. (NASDAQ: DSAC, "Duddell Street"), and the entire content should be considered "Confidential Information." Neither Duddell Street, FiscalNote, Citigroup Global Markets Inc. ("Citi"), J.P. Morgan Securities LLC (together with Citi, the "Placement Agents") nor any of their respective affiliates, representatives, partners, directors, officers, employees, advisers or agents makes any representation or warranty, express or implied, as to the accuracy or completeness of the information contained in this presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of the transactions contemplated in this presentation. To the full extent permitted by law, no responsibility or liability whatsoever is accepted by any such person for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. This presentation is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Duddell Street or FiscalNote and is not intended to form the basis of any investment decision in Duddell Street or FiscalNote. You should consult your own legal, regulatory, tax, business, financial and accounting advisors to the extent you deem necessary, and you must make your own investment decision and perform your own independent investigation and analysis of an investment in Duddell Street or FiscalNote and the transactions contemplated in this presentation. By participating in this presentation, you expressly agree to keep confidential this presentation and all otherwise non-public information disclosed by us, whether orally or in writing, during this presentation or in these presentation materials. You also agree not to distribute, disclose or use such information for any purpose, other than for the purpose of evaluating your participation in the potential financing of the transactions contemplated in this presentation and to return to FiscalNote and Duddell Street, delete or destroy this presentation upon request. By participating in this presentation, you acknowledge that you are (i) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (ii) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the "Exchange Act"), and that you will neither use, nor cause any third party to use, this presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. This presentation relates to the potential financing of a portion of the transactions contemplated in this presentation through a private placement of equity securities. This presentation shall not constitute a "solicitation" as defined in Section 14 of the Exchange Act.

This presentation shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This presentation is not an offer, or a solicitation of an offer, to buy or sell any investment or other specific product. Any offering of securities (the "Securities") will not be registered under the Securities Act of 1933, as amended (the "Act"), and will be offered as a private placement to a limited number of institutional "accredited investors" as defined in Rule 501(a)(1), (2), (3) or (7) under the Act and "Institutional Accounts" as defined in FINRA Rule 4512(c). Accordingly, the Securities must continue to be held unless a subsequent disposition is exempt from the registration requirements of the Act. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Act. The transfer of the Securities may also be subject to conditions set forth in an agreement under which they are to be issued. Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time. Neither FiscalNote nor Duddell Street is making an offer of the Securities in any state where the offer is not permitted. The information contained in this presentation is only addressed to and directed at persons in member states of the European Economic Area and the United Kingdom (each a "Relevant State") who are "qualified investors" within the meaning of the Prospectus Regulation (Regulation (EU) 2017/1129) ("Qualified Investors"). In addition, in the United Kingdom, the presentation is being distributed only to, and is directed only at, Qualified Investors who are persons (i) having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") (ii) falling within Article 49(2)(a) to (d) of the Order, or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as "Relevant Persons"). The information must not be acted on or relied on (i) in the United Kingdom, by persons who are not Relevant Persons, and (ii) in any Relevant State, by persons who are not Qualified Investors. Any investment or investment activity to which the information relates is available only to or will be engaged in only with, (i) Relevant Persons in the United Kingdom, and (ii) Qualified Investors in any Relevant State. This presentation is intended solely for the purposes of familiarizing investors. To the extent the terms of any potential transaction are included in this presentation, those terms are included for discussion purposes only.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR ANY STATE OR TERRITORIAL SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE.

Use of Data

This presentation contains information concerning FiscalNote's products, services and industry, including market size and growth rates of the markets in which FiscalNote participates, that are based on industry surveys and publications or other publicly available information, other third-party survey data and research reports. This information involves many assumptions and limitations; therefore, there can be no guarantee as to the accuracy or reliability of such assumptions and you are cautioned not to give undue weight to this information. Further, no representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. This modelling data is subject to change. Neither FiscalNote nor Duddell Street has independently verified this third-party information. Similarly, other third-party survey data and research reports commissioned by FiscalNote or Duddell Street, while believed by FiscalNote and Duddell Street to be reliable, are based on limited sample sizes and have not been independently verified by FiscalNote or Duddell Street. In addition, projections, assumptions, estimates, goals, targets, plans and trends of the future performance of the industry in which FiscalNote operates, and its future performance, are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by FiscalNote and Duddell Street. None of Duddell Street, FiscalNote and the Placement Agents assumes any obligation to update the information in this presentation.

Use of Projections

The financial, operational, industry and market projections, estimates and targets in this presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Duddell Street's and FiscalNote's control. While all financial, operational, industry and market projections, estimates and targets are necessarily speculative, Duddell Street and FiscalNote believe that the preparation of prospective financial, operational, industry and market information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. FiscalNote's independent auditors have not studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, they did not express an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the financial, operational, industry and market projections, estimates and targets, including assumptions, risks and uncertainties described in "Forward Looking Statements" below. The inclusion of financial, operational, industry and market projections, estimates and targets in this presentation should not be regarded as an indication that Duddell Street and FiscalNote, or their representatives, considered or consider such financial, operational, industry and market projections, estimates and targets to be a reliable prediction of future events. Further, investors should note that the projections or revenue targets for FY2022 to FY 2025 are based on management estimates of both organic growth and growth via acquisitions, inclusive of acquisitions in FiscalNote's pipeline. These acquisitions may not be consummated, or if they are, they may not be done on terms that FiscalNote currently expects. As a result, investors should not place undue reliance on projections or the revenue targets for FY2022 to FY2025.

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FiscalNote

Disclaimer (Cont'd)

Financial Information, Non-GAAP Measures

The financial information and data contained in this presentation is unaudited and does not conform to Regulation S-X promulgated under the Act. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement or registration statement to be filed by Duddell Street with the SEC.

This presentation contains "non-GAAP financial measures" that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with U.S. generally accepted accounting principles ("GAAP"). Specifically, FiscalNote makes use of the non-GAAP financial measure Adjusted EBITDA. This is not a recognized term under GAAP and should not be considered as an alternative to net income (loss) as a measure of financial performance or cash provided by operating activities as a measure of liquidity, or any other performance measure derived in accordance with GAAP. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow available for management's discretionary use as Adjusted EBITDA does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. The presentations of Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. See Appendix for a reconciliation to the most directly comparable GAAP measures . Because not all companies use identical calculations, the presentations of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company.

Additional Information

If the contemplated business combination is pursued, Duddell Street will be required to file a preliminary and definitive proxy statement, which may be a part of a registration statement, and other relevant documents with the SEC. Shareholders and other interested persons are urged to read the preliminary and definitive proxy statement, prospectus, any other relevant documents filed with the SEC and any amendments thereto when they become available because they will contain important information about Duddell Street, FiscalNote and the contemplated business combination. Shareholders will be able to obtain a free copy of the proxy statement (when filed), as well as other filings containing information about Duddell Street, FiscalNote and the contemplated business combination, without charge, at the SEC's website located at www.sec.gov. Duddell Street and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Duddell Street's shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. This presentation does not contain all the information that should be considered in the contemplated business combination and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the contemplated business combination. It is not intended to form any basis of any investment decision or any decision in respect to the contemplated business combination. The definitive proxy statement will be mailed to shareholders of Duddell Street as of a record date to be established for voting on the contemplated business combination when it becomes available.

Forward Looking Statements

Certain statements in this presentation may constitute "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements include, but are not limited to, statements with respect to (i) FiscalNote's projected operational performance, including relative to its competitors, (ii) trends in the enterprise information services and legal regulatory information markets, (iii) FiscalNote's strategies and targets for customer growth, (iv) FiscalNote's strategies and plans for mergers and acquisitions, and (v) other statements regarding Duddell Street's or FiscalNote's expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "strive," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. You should carefully consider the risks and uncertainties described in the "Risk Factors" section of Duddell Street's registration statement on Form S-1, any proxy statement/prospectus relating to the contemplated business combination, which is expected to be filed by Duddell Street with the SEC, other documents filed by Duddell Street from time to time with the SEC, and any risk factors made available to you in connection with Duddell Street, FiscalNote and the contemplated business combination. These forward-looking statements involve a number of risks and uncertainties (some of which are beyond the control of Duddell Street and FiscalNote), and other assumptions, that may cause FiscalNote's or Duddell Street's actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Such risks, uncertainties and assumptions include, but are not limited to, the risks, uncertainties and assumptions that will be described in any proxy statement/prospectus relating to the contemplated business combination, as well as the following: changes in domestic and foreign businesses, government regulation, and market, financial, political, and legal conditions; the risk that FiscalNote may be unable to successfully commercialize its products and services; the effects of competition on FiscalNote's business; FiscalNote's and Duddell Street's exposure to litigation claims and other loss contingencies; FiscalNote's ability to protect patents, trademarks, and other intellectual property rights; the uncertainty of the projected financial information with respect to FiscalNote; disruptions and other impacts to FiscalNote's business as a result of the continuing COVID-19 pandemic and other global health or economic crises; changes in customer demand; the parties may be unable to successfully or timely consummate the contemplated business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the contemplated business combination or that the approval of the shareholders of Duddell Street or stockholders of FiscalNote is not obtained; failure to realize the anticipated benefits of the contemplated business combination; and the amount of redemption requests made by Duddell Street's shareholders. There may be additional risks that neither Duddell Street nor FiscalNote presently know or that Duddell Street and FiscalNote currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Duddell Street and FiscalNote assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Duddell Street nor FiscalNote gives any assurance that either Duddell Street or FiscalNote will achieve its expectations. This presentation is not intended to constitute, and should not be construed as, investment advice.

Trademarks

FiscalNote and Duddell Street own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation may also contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with FiscalNote or Duddell Street, or an endorsement or sponsorship by or of FiscalNote or Duddell Street. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this presentation may appear without the TM, SM, * or © symbols, but such references are not intended to indicate, in any way, that FiscalNote or Duddell Street will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights.

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FiscalNote

4 Today’s Speakers Tim Hwang CEO & Co - Founder Jon Slabaugh Chief Financial Officer & SVP of Corporate Development Reed Fawell Chief Revenue Officer & S enior VP Manoj Jain Chairman, CEO & Co - Chief Investment Officer Co - Founder & Co - Chief Investment Officer Director Nominee

Transaction Overview

FiscalNote and DSAC Are Merging To Create A Leading Legal and Regulatory SaaS Platform

FiscalNote

AI/ML and data-driven enterprise SaaS company that delivers global legal, regulatory, and policy insights and analytics

DSAC Acquisition Criteria

- ☑ Would benefit from a powerful public – private valuation arbitrage
- ☑ Led by talented and visionary management team
- ☑ Clear pathway to create organic and inorganic value post merging
- ☑ Good opportunity to unlock potential and maximize value
- ☑ Well-positioned for strong and compelling growth globally
- ☑ At an operating / growth inflection point with ability to drive improved financial performance
- ☑ Robust public company governance and framework

Target	• FiscalNote Holdings, Inc. (Proposed ticker - NYSE: NOTE)
SPAC Size	• $175MM
Valuation	• Enterprise value of $1.4BN (post DeSPAC, including bonus share mechanism described below) • Implies EV / FY22 / FY23PF run-rate revenue of 7.8x / 5.3x based on management target of $173MM / $256MM run-rate revenue in FY22 / FY23PF
Bonus Share Mechanism	• Non-redeeming SPAC shareholders and backstop purchasers to receive a pro-rata portion of a 10MM bonus share pool of primary shares at closing • Implies entry multiples of EV / FY22 / FY23PF run-rate revenue of 5.1x / 3.4x for non-redeeming SPAC shareholders and backstop purchasers
Backstop	• Maso Capital, an affiliate of the sponsor, will backstop any redemptions from the trust account
Voting Condition	• Maso Capital holds ~23% of equity interest ($40MM of $175MM) and ~38% of voting shares in DSAC • Will vote in favor of the transaction • ~12% of voting shares in DSAC held by public will be required to vote in favor of the transaction in order for it to be approved
Min Cash Condition	• $190MM
Target Closing	• July 2022[1]

Note: (1) Subject to DSAC shareholder approval and customary closing conditions.

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FiscalNote

Sponsor Overview

MASO CAPITAL

- Hong Kong based multi-strategy investment firm since 2012
- 60+ years of combined investment, sourcing and advisory experience of management team across major geographies
- Deployed over $20 billion of transaction capital since inception
- Capital markets expertise in pricing IPOs, secondary blocks and private placements
- Bridge gap between private / public markets
- Expertise to drive value in public market environment
- Active global SPAC PIPE participant

DUDDELL STREET ACQUISITION CORP.

- Primarily held by "uncorrelated" shareholder base therefore reducing SPAC arbitrage risk
- Maso Capital - anchored IPO, holding $40MM of $175MM SPAC
- In total, Maso Capital holds ~38% of votes – reduces vote risk
- CEO Manoj Jain will join the board of the public entity as a Director
- Maso Capital has right to appoint an additional Independent Director to the board of the public entity
- **Maso Capital will backstop redemptions from SPAC trust account**



Broad Universe of Candidates
TMT | Fintech | Logistics | Proptech | Solar | Consumer | Retail | BioTech | Clean Energy
Round 1: 100+
Round 2: 20+

FiscalNote

Due Diligence Process[1]

DUDDELL STREET ACQUISITION CORP. | Davis Polk | Grant Thornton | blackpeak | MERCER

Note: (1) Davis Polk, Grant Thornton and Blackpeak are third-party advisers to Duddell Street, which has conducted due diligence on FiscalNote on its own behalf only. Mercer is an advisor to FiscalNote.

6 FiscalNote

7 Agenda Investment Highlights Executive Summary Valuation Overview Financial Snapshot Appendix

8 Executive Summary

9 9 Technology Delivering Critical Legal Data and Insights in an Uncertain World

10 Note: (1) Former Chairman and CEO; (2) PwC Global CEO Survey ( https://www.pwc.com/gx/en/ceo - survey/2020/reports/pwc - 23rd - global - ceo - survey.pdf). Boards and CEOs Face Increasing Global Regulations “ …I don’t know if this is the end - all but clearly regulation relief would…help to grow private investment in US infrastructure ” Regulatory Pressure — Allen’s interview, 2017 1 “… our business may be impacted by the adoption of new tax legislation…if we fail to… subject to significant sanctions ” — Bradway’s letter to shareholders, 2020 “ … legal ambiguity on the status of independent workers makes it difficult for platforms like Uber … ” — Khosrowshahi’s email, 2021 “…People still want regulation, security amid tech competition … with all these competitors…we don't forget the basic principles ” — Moynihan’s interview, 2019 More than a third of surveyed global CEOs reported that regulatory and policy issues are the biggest threats to their businesses 2

The FiscalNote Solution


EU hits Amazon with record breaking $887M GDPR fin
Crypto exchange gets Singapore nod on digital token services
American retailers claim tariffs on Chinese goods hurt business during pandemic
EU Unveils Planned Carbon Tax on Imports Amid U.S. and Japanese Concerns
Exports from Ireland to Great Britain soar in post-Brexit trade imbalance
China's draf Personal Information Protection La unveils
Nasdaq finalizes new board diversity rules and some companies may have some explaining to do
Australia passes New Media Law that will require Google, Facebook to pay for news

$6.4TN US Federal Govt. spending[1]	**500k+** elected officials in the US[2]	**200k+** US bills introduced annually[3]
1,300+ adopted Acts in 2020 in the EU[4]	**250+** EU national case law in 2020[5]	**€173BN** EU budget in commitments[6]
$3.8TN China Govt. spending[7]	**123MM+** daily pleadings in China[8]	**210k+** executed court enforcement in China[9]

FiscalNote



Data	Workflow	Analytics	Research
Unrivaled Information & Global Need-to-Know Policies	*Embedded Workflows to Manage Regulatory Risk*	*AI-Powered Actionable Intelligence*	*Differentiated & Mission-Critical Commentary on Policy*

Combining Data, Analytics & Workflow to Drive Actionable Insights

- ☑ Secure Government Funding
- ☑ Generate Incremental Revenue
- ☑ Minimize Costs
- ☑ Mitigate Reputational Risk

Note: (1) Ten Thousand Commandments, based on $1.9 trillion regulatory cost plus $4.4 trillion federal outlays share of 2019 GDP of $21.5 trillion; (2) FAVP.com; (3) onelegal.com, during 2019-2020 sessions; (4) EUR-Lex Statistics, only including basic Acts for 2020; (5) EUR-Lex Statistics; (6) Based on the 2020 EU budget in commitments, which is the ability to contract legal obligations up to the ceiling in 2020. Sourced from Council of the European Union; (7) Ministry of Treasury, PRC for 2020, 1USD=6.5RMB (8) China Judgements Online (https://wenshu.court.gov.cn/), as of Jan 20, 2022. (9) China's Enforcement Information Disclosure Website, as of Jan 20, 2022.

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FiscalNote

12 Category Creator Legal and Policy Crucial technology and embedded workflows on the desks of the world’s decision makers HR Sales Finance

Scale Player with Global Footprint



Oxford
London
Brussels
Madison
New York
Washington DC
Austin
Baton Rouge
Gurugram
Seoul
Hong Kong
Singapore
Sydney

50k+[1] data sources

46[2] countries

13 locations

4,000+ Subscription customers[3]

>50 of Fortune 100 are current customers

$173MM 2022PF Run-rate revenue[4] with strong subscription business

9 Years in operation[5]

~790 Personnel globally[6]

100% US House & Senate Coverage

~90% FY2021 revenue from subscription

98% NRR[7] for subscription products for Q1'22[8]

4.2x LTV/ CAC[9] for subscription products In 2020

Note: (1) All products as of December 31, 2021; (2) Denotes countries with data coverage in one or more platforms; (3) Number of customers with active subscription revenue as of March 31, 2022, including all acquired entities; (4) Refers to 2022PF Run-rate revenue, pro forma'd with run-rate revenue of acquisitions made that year. (5) Denotes the years operating as FiscalNote. Acquired companies have maintained decades long client relationships; (6) As of March 31, 2022; (7) Net Revenue Retention ("NRR") is defined as the percentage of recurring revenue retained from existing customers over a defined period of time, including downgrades and reductions, plus expansions. Not including data from FactSquared or any acquired company from 2021; (8) Calculated as percentage of retained subscription revenue from the beginning of Q1'22 to the end of Q1'22; (9) LTV refers to lifetime value and CAC refers to customer acquisition costs.

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FiscalNote

14 Note: (1) Senate Appropriations Committee press release; (2) House Committee on Appropriations press release; (3) Office of t he Director of National Intelligence press release; (4) Nestle 2021 Annual Report; (5) FedEx 2021 Annual Report; (6) Microsoft 2021 Annual Report; (7) National Education Association website; (8) American Farm Bu reau Federation website; (9) NRF website. Clear Value Proposition Secure government funding to support national security and engage in global diplomacy Navigate increasingly complex regulatory landscape on key issues such as ESG, data privacy and anti - trust, and streamline access to legal information Advocating to elected officials to ensure access to funding and protection of interests $695BN 1 $64BN 2 $63BN 3 Government Agencies Corporates Non - Profits 2020 Budget Allocation 2021 Revenue Members $94BN 4 $ 84 BN 5 $168BN 6 ~3MM 7 ~6MM 8 ~1.4 MM 9 Cost Saving Funding Access x Cut back on contracts with 57 trade associations x Achieved an annual cost savings of $4 million x Leveraged more than 365k grassroots activities through advocacy solutions x Retained $300 million in federal arts & humanities funding Connecting policy - making participants to a 360 degree view of critical information and data

15 Resilience and Relevance During COVID - 19 FiscalNote helps public and private sector clients navigate unpredictable issues in an increasingly uncertain world Public Sector Customers Private Sector Customers

Idea to Market Leader

$8MM[1] — 80%+ Revenue CAGR → **$173MM[2]** (2022PF) — 30%+ Potential Revenue CAGR → **$400MM+[3]** (2025PF)

Idea (2013-2017)

Motel 6 in Silicon Valley to Washington, DC

Launched first product to bring clarity to disparate government data

Seed & Early Investors



Mark Cuban | *Jerry Yang* | *Steve Case* | NEA

Scale (2017-Present)

Multiple Acquisitions

- votervoice — *Grassroots Advocacy Tool*
- CQ Roll Call — *Legislative & Political Info*
- Oxford Analytica — *Geopolitical Intelligence*
- SHUNGHAM — *EU Regulatory Intelligence*
- FactSquared — *AI-Powered Transcription*

Geographic Expansion[4]

Growth Capital

S&P Global | VISIONNAIRE VENTURES | Firetrail Investments | RUNWAY Growth Capital

Market Leader (Future)

Organic Growth

- ✓ Increase customer LTV
- ✓ Accelerate logo bookings
- ✓ New product development
- ✓ International expansion
- ✓ Adjacent market entry

Market Consolidation

- ✓ Value accretive targets

Access to Public Markets

Lower cost of capital →

Technology Roots + Policy Expertise + Deal-Making Capacity

Note: (1) Audited revenue from 2017; (2) Pro forma 2022 Run-rate revenue, including full year effect of acquisitions under LOI and in pipeline; (3) Pro forma Run-rate revenue, including full year effect of pipeline M&A targets. Target is based on management expectations regarding acquisition pipeline. See "Disclaimer--Use of Projections"; (4) Refers to locations where FiscalNote currently collects data and/or content from.

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FiscalNote

17 Investment Highlights

18 Investment Highlights Massive M arket Opportunity AI and Data - Driven Workflow Diverse Blue Chip Customer Base Multiple Avenues of Organic Growth Prolific M&A Powerhouse Visionary Management Team

1 Large and Expanding Market Opportunity

Enterprise Info Solutions
TAM: $314BN[1]

Clear Market Tailwinds

- Proliferation of regulatory complexity
- Lack of systems to track, assess and report
- Demand for workflow efficiency and automation
- Increasing use of data and information in decision-making
- Need for aggregation and standardization
- Democratization of analytical capabilities in law



Legal & Regulatory Info
TAM: $37BN[1]

FiscalNote's Approaches to Drive Long-term Growth

1. Increasing Sales Capacity
2. Stronger Land & Expand
3. International Market Growth - Vast Opportunity in EU & APAC
4. New Logo Acquisition from Additional Segments
5. Expansion of Data Assets & Proprietary Technology
6. Further Investments to Drive Retention & Customer Relationships

Note: (1) Outsell: Market landscape (as of August 12, 2021), denotes TAM of 2020.

FiscalNote

2 AI and Data-Driven Workflow



Proprietary Data Ingestion & Processing
Corporate Filings
Regulatory Enforcement Data
Press Releases & Transcripts
Global Legislation
Social Media
Stakeholder Data
Collect
Process
Standardize
Patented¹ AI-Enabled Core
AI-Driven Network Effects
Better Experience with More Usage
Individualized Alerting
SELF-REINFORCING
Event Predictions
Activity-Driven Recommendations
aws
MuleSoft
elasticsearch
Built on Top of Modern Cloud Technologies
Workflow Tools to Take Action, Measure, & Report
Policy Monitoring
Automated Reporting
Stakeholder Management & Collaboration
Revenue & Funding Generation
Research & Analytics
Streamlined Compliance

Scalable platform to add new products, reduce time to market, build modern interfaces and create competitive differentiation

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Note: (1) 8 patents issued, 1 patent allowed, 10 patents pending to date across various technology systems in FiscalNote's portfolio of companies as of Mar 31, 2022.

FiscalNote

2 Proprietary Technology Stack

FiscalNote's Proprietary Technology… | **…Leading to Superior Outcomes for Customers**

Powerful ingestion engine with query suggestion and expansion enables high-speed collection and validation of data

Structured, standardized, and automated **industry classification and subdocument labeling**

Data processor synthesizes raw information into **standardized format**

Analysis and trends summarization allows for identification of potentially relevant data and content that may not have matched user-specific query

Connect Data
Cross the silos between data sets and professionals to create relationships between structured and unstructured data

Augment Workflows
Integrate AI into existing human-driven processes with appropriate level of automation to reduce time and cost

Defensible Technology
Technical complexities in legal space require deep technology expertise and policy and legal expertise

Data Network Effects
Products' value increases via insights gained by automatically mapping usage data

Building blocks for FiscalNote's vision to become a next generation data company leveraging AI to rapidly deliver new datasets and enhance workflow tools

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FiscalNote

2 Sifting Through the Chaos


Stance Detection
Comment Themes
Nancy is fairly liberal

User-Friendly Dashboards	*Collaborative capabilities and easy access to workflows and data*
Comprehensive Data	*Searching, reporting, and alerting from unique global data and proprietary content sources*
Predictive Analytics	*Proprietary regulatory analysis and 94% accuracy[1] on likelihood of legislation passing*
Embedded Workflows	*Compare bill versions, perform real-time research, and log interactions with regulators*
Actionable Workflows	*Certified by 1 billion advocacy messages[2]*

"These tools are essential so we have our finger on the global pulse of public policy activities."

3M

"People were blown away by how quickly I learned about the bill and how fast I was able to act."

Southwest

"Without FiscalNote's advocacy tools, we would not have been able to get our message out. Our members and the public could make their voices heard in 30 seconds."

UNCF

60% of the time when users save a piece of legislation or regulation, they were first alerted to it by FiscalNote's proprietary recommendation engine[3]

22

Note: (1) 94% of US federal and state bills that passed were predicted to pass by FiscalNote AI; (2) Since 2018; (3) Pertaining to actions taken in the FiscalNote application.

FiscalNote

3 Blue Chip Diverse Client Base

Government (~24%)

- Bank of Japan
- CDC
- U.S. Privacy and Civil Liberties Oversight Board
- The Library of Congress
- Pentagon Library
- DCCC

Finance (~5%)

- New York Life
- UBS
- usbancorp
- TD Ameritrade
- Blackstone
- SallieMae

Energy (~3%)

- Chevron
- eni
- enel
- Strata Solar
- Vistra
- Energinet

Consumer & Retail (~2%)

- pepsi
- Peloton
- Walgreens
- Nestlé
- Drizly
- Jewelers of America

Transport (~2%)

- Delta
- Southwest
- lyft
- FedEx
- Nikola
- AMA
- Rail Passengers
- Uber

Healthcare (~14%)

- Amgen
- AANP
- Merck
- ASCP American Society for Clinical Pathology
- AstraZeneca
- DaVita

Education (~5%)

- Adtalem Global Education
- Penn
- Harvard Kennedy School
- 2U
- MIT Massachusetts Institute of Technology
- Education Commission of the States

TMT (~5%)

- Microsoft
- T-Mobile
- Siemens
- ABB
- CNN
- Zillow
- interdigital
- The New York Times
- Lenovo

Business Services (~5%)

- The Concord Coalition
- MediPharm Labs
- EY
- Kelly Services
- argus
- pwc

Relied upon and recognized across major public and private sector customers

Note: Figures and logos exclude products acquired in 2021.

23

FiscalNote

24 Private Sector S taying Longer - Multi - Year Contracts % of ARR 3 73 36 16 7 80 38 16 8 78 39 17 9 Public Sector Enterprise Mid-Market SMB Q3 '19 Q3 '20 Q3 '21 +3.3% +3.9% +2.8% CAGR 4 48% 59% 63% 57% 68% 70% 43% 58% 59% Q3 '19 Q3 '20 Q3 '21 Enterprise Mid-market SMB Increasing C ustomer Spending - AAV 1,2 ($000s) Upselling Potential Enabled by User and Product - Based Pricing UPSELL 3 Users 10 U sers 20 U sers+ MORE USERS MORE PRODUCTS USAGE & WORKFLOWS Client Onboarding DATA & CONTENT ~10 K – 20k ACV ~20 - 50 K ACV ~50 K – 100K+ ACV Note: (1) Average Account Value (“AAV”) is the total annualized subscription revenue at a point in time divided by the number of active accounts with subscription products; (2) As at September 2021 and excludes 2021 acquisitions; (3) ARR (“Annual Recurring Revenue”) is defined as the value of contracted recurring revenue comp one nts from subscriptions normalized to a one - year period; (4) Based on specific figures, not rounded amounts. Customers spending more and staying longer for mission - critical insights +12.9% “Land and Expand” Strategy Fueled by Cross & Upsell 4

25 Multinational Biotech and Pharmaceutical Company One of the largest US Trade Associations Global Cloud Service Provider Global Law Firm Global Team Collaboration Global Regulatory Strategy Advocacy Data Management Policy Tracking Key Product 36x 16 x 22x 138 x Key Product Key Product Key Product Note: Initial ARR (Annual Recurring Revenue, the value of the contracted recurring revenue components of term subscriptions n orm alized to a one - year period) is as of earliest contract available. Today ARR as of Dec 31, 2021. Customer Growth Stories 4

26 Leveraging Core Technology for Organic Product Growth 4 New Adjacent Market Opportunities G eopolitical Risk R esearch C entral Ba nk P olicy Monitoring Issues Management ESG FDA Approval T racking Advocacy Government Affairs Autonomous Driving Gig Economy US - China Relations Human Intelligence ML / AI Engine NLP Diversity & Inclusion Telehealth Cannabis industry Gig Economy Compliance Cryptocurrency Regulatory Monitoring Leverage strengths in scaling data and workflow to develop vertically integrated solutions for high growth regulated sectors of the future Regulated Sectors of the Future Cryptocurrency Compliance Online Sports Betting Cybersecurity Potential for long term investment in commercialization of AI technology and alternative data

27 AI - enabled transcription around government, finance & alternative data Geopolitical analysis & advisory powered by a worldwide network of experts Al - driven, real - time ESG & Carbon Management SaaS platform ESG is Just the Tip of the Iceberg 4 Replicable strategies to leverage diverse customer base and technology to tap into other regulated sectors of the future I believe the SEC should step in when there’s this level of demand for information relevant to investors’ decisions. Gary Gensler , Chairman of the U.S. Securities and Exchange Commission Companies need to know the regulatory landscape… Regulations will always supersede the voluntary framework. Dr. Jean Rogers , Global Head of ESG of Blackstone Mapping ESG regulation… …a gainst enterprise data to produce actionable insights Leveraging FiscalNote’s Portfolio

5 Prolific and Disciplined M&A Machine

Key Statistics[1]

15
Acquisitions since 2015

~$37MM
Incremental M&A run-rate revenue in 2021

9
Deals in 2021

1,300+
Clients acquired through M&A LTM

3
New international operational footprints 2021 YTD (UK, AU, SG)

Selected M&A Integrations

2017 SHUNGHAM

- **Geographic** expansion + **broadening** of global information set
- **~14%** CAGR in ARR since acquisition

2017 votervoice

- **Broadened** critical capacity in advocacy technology
- **~23%** CAGR in ARR since acquisition

2020 FactSquared

- **Reduced** cost + **incremental** capability
- **Millions of dollars** of future outsourced vendor expenses expected to be saved through AI-powered transcription
- **Core technology** contributes to other R&D initiatives

2021 Curate

- **Broader data coverage** to key local data sets
- **Cross Sell** within two days of close
- Clients facing **increasing exposure** to local legislation and regulation

Note: (1) As of Dec 31, 2021.

28

FiscalNote

5 New Capital to Accelerate Growth


A
IDENTIFIED[1] TARGETS
>900
Potential revenue: >$1BN[2]
B
SHORTLISTED
>55[3]
Potential revenue: >$375MM[2]
C
ADVANCED DISCUSSIONS
17[4]
Potential revenue: >$120MM[5]

Proven Strategies

- Playbook for acquisition and integration
- Track record of value creation through acquisition of datasets and cross / upselling key customer segments
- Dedicated team of M&A professionals
- Well-supported by CFO, GC and internal stakeholders

Key Winning Factors

- Transaction structure
- Alignment of interests
- Scale and platform benefits
- Culture
- Non-competitive situations (i.e. not auctions)

Criteria

- Deeply embedded customers
- Large market share
- Limited strategic options
- High subscription revenue streams
- Ability to cross-sell / up-sell
- Sub-sectors with competitive fragmentation

Capital has been the historical handbrake on M&A — transaction will further accelerate prolific pace of M&A

Note: (1) Primarily includes industry-similar targets earmarked for evaluation. (2) Based on Management estimates of preliminary financials received. (3) Reflects subset of over 80 companies that FiscalNote is actively monitoring and assessing as a suitable candidate to approach for discussion. (4) Reflects subset of over 20 companies that FiscalNote is currently engaged in discussions. (5) Based on preliminary financial information received.

29
FiscalNote

30 Build Scale, Market Consolidation Turn Cost into Revenue Adjacent Market Expansion Regulated Sectors of the Future Description Realize efficiencies through moving things in - house (e.g., transcripts, stakeholder data, etc.) Consolidate and maintain market - leading position, with a focus on international players to extend global presence Invest in sectors with unestablished regulatory framework (e.g., ESG, crypto) yet but increasing regulation over time Identify new innovators that will enable FN to expand its offerings to adjacent markets Corporate Development Strategy 5 Acquire targets that strengthen our position in existing markets and extend our presence into new areas Four - Pronged Acquisition Strategy

5 Strong Pipeline of Imminent Targets

2021 Closed Transactions + Signed LOI

Company	Description
EQUILIBRIUM	Cloud-based ESG Management (International Target)
TimeBase	Australian Legislative & Regulatory Tracking (International Target)
Oxford Analytica	Geopolitical Intelligence & Advisory (International Target)
Curate	Civic Intelligence Monitoring
FORGE.AI	AI-based Unstructured Data Processing Company
predata	AI-Enabled Geopolitical Risk Technology
FIRESIDE	Constituent Communications Platform
Board.org	Professional Community Engagement
FRONTIERVIEW	Global Market & Sectoral Analysis Advisory
Aicel	Korea-based Data Company for Finance and Corporations[2] (International Target; Signed definitive agreement)

$37mm Run-rate Revenue[2]

Ongoing Sample Discussions

- Macroeconomic and geopolitical research firm
- Legal & regulatory information services company
- ESG workflow management software
- Cannabis compliance, tracking, and reporting solutions
- Industry agnostic regulatory technology
- Geopolitical risk intelligence company
- FinServices NLP software company
- Stakeholder data
- EU policy insight and intelligence provider (International Target)
- Technology-focused public policy advisory (International Target)

Potential PF Revenue: ~$120MM[1]

International Targets | Signed definitive agreement

Note: (1) Based on management estimates, preliminary due diligence and subject to change. (2) Does not include Aicel run-rate revenue.

31

FiscalNote

32 No. of Deals YEARS SINCE FOUNDING MARKET CAP (1) ($BN) 30 20 40 50 60 10 10 20 LEGACY 30 100 15 160 + 240 + 160 + 250 + Cloud based AI/ML driven Modern core technology Rich data & content Founder led DISRUPTOR 50 + Note: Capital I Q, Factset . Market data as of 20 Aug 2021. Number of deals includes acquisitions made by predecessors and subsidiaries of companies. (1) H istorical market cap as of the first trade date available on Factset ; (2) Year since founding of Thomson Reuters based on the foundation year of The Thomson Corporation, which is the later predecessor of the two merged com pan ies. Proven Corporate Strategy of Buy, Build, and Grow 5 Building a disruptive global data company in a new era of technology (2)

33 Operating Businesses at Scale Public Company Experience Executing M&A Deals Silicon Valley Experience Inside DC Experience Reed Fawell SVP Chief Revenue Officer Paul Donnell Chief Accounting Officer Dr. Vlad Eidelman Chief Scientist Head of AI Research Josh Resnik President Chief Operating Officer Tim Hwang Chief Executive Officer Co - Founder Krystal Putman - Garcia Chief Marketing Officer GM of Advocacy Jon Slabaugh Chief Financial Officer SVP, Corporate Development CNN Top 10 Startups World Economic Forum Technology Pioneer Forbes 30 Under 30 Goldman Sachs 100 Most Intriguing Entrepreneurs The Software Report Top 100 Companies Forbes Best Startup Employers Visionary, Founder - led Team with Strong Track Record 6 Patti Zack Chief Customer Officer

6 Global Network of Advisors and Investors

Diverse Background & In-depth Expertise

ANDREESSEN HOROWITZ
tenable network security
WASHINGTON DC
Kellogg's
Edelman
VISA
yahoo!
KENSHO
Columbia Business School AT THE VERY CENTER OF BUSINESS™
CEB
SASB
legalzoom
cisco
GH GRAHAM HOLDINGS
MISTLETOE
The Washington Post
NRCC



Heidi Dubois
Executive Vice President & Head of ESG of Edelman



Adrian Fenty
Special Advisor at Andreesen Horowitz; Former Mayor of Washington, D.C.



Ron Gula
Founder and former CEO of Tenable



Carlos Gutierrez
Former CEO of Kellogg
Former United States Secretary of Commerce



Dr. Glenn Hubbard
Dean of Columbia B. School
Former Chair, White House Council of Economic Advisors



Bruce Mehlman
Former Assistant Secretary of Commerce, Lead Lobbyist for Cisco Systems, General Counsel to the NRCC



Tom Monahan
Former CEO of CEB



Daniel Nadler
Founder and CEO of Kensho (acquired by S&P Global)



Naoko Okumoto
Former VP at Yahoo! (founded and led Yahoo! Japan JV), Managing Director of Mistletoe (family office Taizo Son)



Dr. Jean Rogers
Global Head of ESG of Blackstone



Alec Ross
Former Senior Advisor for Innovation to Secretary of State Clinton



Kevin Rudd
Former Prime Minister of Australia



Joe Saunders
Former CEO of Visa



John Suh
Former CEO of LegalZoom



Katharine Weymouth
Director at Graham Holdings, Former Publisher of Washington Post

34

FiscalNote

35 >$255 MM 2 Total funding raised Jerry Yang Mark Cuban Steve Case Note: (1) Visionnaire Ventures is the joint fund between Temasek Holding and Taizo Son; (2) Includes equity, convertible instruments and debt; (3) as of January 2021. 1 Backed by Influential List of Equity Investors and Funds 6 $1.0 BN 3 Valuation last round

36 Financial Snapshot

Rapid, Sustainable Growth…

Self-reinforcing combination of organic initiatives and M&A fueling durable and visible growth pathway



Run Rate Revenue ($MM)
A 96% NRR[1]
B New business ARR growth across legacy and acquired companies
C ARR increase post close
$109
$4
$26
$2
$3
$136
$37
$173
>$400+
A
B
C
2021PF run rate revenue[2]
NRR change
New logo: subscription
Other
New sales: non-subscription
2022 organic revenue
M&A[3]
2022PF run rate revenue
~2025PF run rate revenue target[4]

Management's target: 25 – 30% organic run rate revenue growth in 2022 with clear pathway to total run rate revenue of $400MM+ by ~2025

Note: Totals may not add up due to rounding. (1) NRR of 96% represents forecast for 2022 revenue. In 2021Q4, FiscalNote achieved NRR of 98%; (2) Depicts Organic Run Rate Revenue from legacy platform and acquisitions completed in the previous year; (3) Represents year-end run rate revenue of acquired businesses during the year of acquisition. For 2022, incremental acquired pipeline is based on a robust pipeline identified by management, with a 30% probability weighting as a margin of safety. Figures presented represent Run Rate Revenue, as defined herein, and do not represent revenue that may be recognized; (4) 2025E Run rate revenue target is based on management expectations regarding acquisition pipeline. See "Disclaimer--Use of Projections".

37

FiscalNote

38 $65 $71 $136 $207 $310 $38 $37 $50 $55 $ 109 $173 $256 $365 2020A 2021 2022PF 2023PF 2024PF Organic Run Rate Revenue Run Rate Revenue Acquired (Current Year) 92% Recurring revenue +63% 2021 - 24 CAGR + 50 % Note: Figures subject to rounding adjustments. (1) Depicts Organic Run Rate Revenue from legacy platform and acquisitions com ple ted in the previous year; (2) Represents year - end run rate revenue of acquired businesses during the year of acquisition. For 2022 to 2024, incremental acquired pipeline is based on a robust pipeline iden tif ied by management, with a 30% probability weighting as a margin of safety. Figures presented represent Run - rate Revenue, as defined herein, and do not represent revenue that may be recognized. …Supported by Organic Growth and M&A Run Rate Revenue by Type ($MM) 1 2 Identified acquisition targets with total run - rate revenue of ~$120MM Pace and scale of M&A continues to increase as company drives growth from acquired assets

Management KPIs

	Q1 2022	
Consolidated Run Rate Revenue	**$112MM**	Consolidated Run Rate Revenue is the ARR at period end + total pro forma LTM non-subscription revenue[1].
Organic Run Rate Revenue	**$112MM**	Organic Run Rate Revenue is the ARR at period end + total pro forma LTM non-subscription revenue, *but excluding M&A from the same calendar year.*
Net Revenue Retention	**98%**	The percentage of retained ARR from existing customers at the beginning of one quarter compared to the ARR from the same set of customers at the end of the quarter, including downgrades and reductions, plus expansions, *but excluding products from M&A that occurred in the previous 12 months.*

Three management KPIs define operational success for FiscalNote

Note: (1) Annual Recurring Revenue (ARR) is the value of the contracted recurring revenue components of term subscriptions normalized to a one-year period.

39

FiscalNote

40 Valuation Overview

Transaction Summary

Sources & Uses

Sources	$MM
Proceeds from SPAC[1]	175
New Senior Debt Financing[2]	75
SPAC Sponsor Equity	44
FiscalNote Shareholder Rollover[3]	1,000
Total Sources	**1,294**

Uses	$MM
FiscalNote Shareholder Rollover[3]	1,000
Existing Senior Debt Paydown[4]	102
SPAC Sponsor Equity Rollover	44
Cash on Balance Sheet[4]	113
Estimated Fees & Expenses[5]	35
Total Uses	**1,294**

Illustrative Pro Forma Valuation

Pro Forma Valuation	$MM, except per share data
Share Price ($)	10.00
Shares Outstanding[6]	131.9
Pro Forma Market Capitalization	**1,319**
Pro Forma Net Debt	37
Pro Forma Enterprise Value	**1,356**

Effective Entry Multiple For Non-redeeming SPAC Public Shareholders	
- EV / FY22PF run-rate revenue[8]	*5.1x*
- EV / FY23PF run-rate revenue[8]	*3.4x*

Illustrative Pro Forma Ownership at Close[7]



8%
17%
75%
FiscalNote
DSAC Shareholders
Sponsor (Founder shares + Class A)

Illustrative Pro Forma Capital Structure

$MM	Pro Forma (as of Mar 31, 22)
Cash and Cash Equivalents	113
New Senior Debt	75
Existing Senior Debt[9]	75
Total Senior Debt	150
Total Net Debt	37
Cash and Cash Equivalents	113
Incremental Facility Headroom[10]	100
Total Cash Acquisition Capacity[9,11]	**213**

Note: (1) Cash in trust is 100% backstopped by the SPAC Sponsor and its affiliates; (2) Reflects expected incremental principal amount of senior secured credit facility issued in connection with the Debt Financing; (3) Excludes $11MM of options and warrants; (4) Reflects assumed amount that will be used to repay principal amount of debt outstanding at Closing. In the event that the actual amount of our debt repaid at Closing is greater than (or less than, as the case may be), there will be a corresponding decrease in the amount of cash (or increase in, as the case may be) to balance sheet at Closing; (5) Includes deferred underwriting commission of $6.1MM and represents maximum reduction of Available Cash (as defined in the Business Combination Agreement) related to DSAC Transaction Expenses and FiscalNote Transaction Expenses (the aggregate final amount at closing may differ); (6) Includes primary bonus shares of 10m and excludes seller earnout of 3% of shares outstanding at closing of transaction at each of $10.50 / 12.50 / $15 / $20 / $25 per share price target; (7) Pro forma ownership excludes the impacts of public and private warrants held by the SPAC shareholders and the SPAC sponsor, assumes 0% redemptions and reflects the exact shareholdings as disclosed in the S-4, as amended. Does not reflect percentages of voting rights, which will be impacted by dual class structure to be adopted whereby co-founders will hold Class B common stock which carries twenty-five votes per share, while public shareholders will hold Class A common stock which carries one vote per share; (8) Based on FY22PF and FY23PF run-rate revenue and pro forma enterprise value; (9) Estimated debt amount by management upon closing, excluding any residual convertible debt, accrued interest expenses and debt repayment premium and related expenses; (10) Refers to $100MM undrawn debt facility to provide headroom for future acquisitions, which is subject to a number of covenants as described in the S-4, as amended; and (11) Includes estimated cash and cash equivalents at closing (subject to change) and additional senior secured capacity.

41

FiscalNote

42 Attractive DeSPAC Valuation Relative to Peers Note: FactSet . Market data as of Jun 30, 2022. (1) FiscalNote multiple calculated as 2022PF EV / Run - rate revenue. 2022E EV / Sales Median: 8.2x Mean: 8.5x EV ($BN) 1 1.4 21.4 117.2 35.4 0.9 25.6 15.5 5.6 5.3 5.2 2.6 1.6 15.1 1.1 2.2 14.2 0.9 Transaction Multiple Effective Entry Multiple For Non - redeeming SPAC Public Shareholders 1 2 Vertical Software Info Services Legal Tech 1 2

43 Attractive DeSPAC Valuation Relative to Peers (Cont’d) Note: FactSet . Market data as of Jun 30, 2022. (1) FiscalNote multiple calculated as 2023PF EV / Run - rate revenue. 2023E EV / Sales Median: 6.4x Mean: 7.1 x Vertical Software Info Services Legal Tech EV ($BN) 1 21.4 117.2 35.4 0.9 25.6 15.5 5.6 5.3 5.2 2.6 1.6 15.1 1.1 2.2 14.2 0.9 1 2 1.4 Transaction Multiple Effective Entry Multiple For Non - redeeming SPAC Public Shareholders 1 2

44 Operational Benchmarking Note: FactSet . Market data as of Jun 30, 2022. (1) Calculated as 2022E EV/Sales divided by 21 - 23E revenue CAGR, divided by 100; (2) FiscalNot e multiple calculated as 2022PF EV / Run - rate revenue . Growth Adjusted 2022E EV / Sales 1 2021 - 23E Revenue CAGR Median: 19 % Mean: 20% Median: 0.35 Mean: 0.56 2

45 Operational Benchmarking (Cont’d) Note: FactSet . Capital IQ, Market data as of Jun 30, 2022. (1) FiscalNote margin refers to 2022PF gross margin , which reflects adjusted revenue less cost of revenue, excluding amortization of intangible assets, divided by adjusted revenue expressed as a percentage for the period indicated. 2022E Gross Margin Median: 73% Mean: 70% 1

46 Operational Benchmarking (Cont’d) Note: FactSet . Capital IQ, Market data as of Jun 30, 2022. (1) FiscalNote margin refers to 2023PF gross margin , which reflects adjusted revenue less cost of revenue, excluding amortization of intangible assets, divided by adjusted revenue expressed as a percentage for the period indicated. 2023E Gross Margin 1 Median: 72% Mean: 70%

Why Duddell Likes FiscalNote – “Elegance in its Simplicity”

Fundamental

1. Category creator that can turbo charge consolidation - no longer capital constrained
2. Ready to scale with multiple growth vectors: SaaS flywheel, adjacent verticals, geographic expansion
3. Precedent value creation in information services sector: base + bolt-ons
4. Founder-led management - conservative by nature, with “beat and raise” mentality

FiscalNote

Structural & Technical

1. Credibility through high quality venture capital and strategic led funding rounds
2. Public market institutional demand for information services - visible listed peers
3. Track record and familiarity from Maso’s prior investment experience in company
4. Seller earnout at $10.5 / $12.5 / $15 / $20 / $25 and sponsor commitment provides alignment with shareholders
5. Valuation margin of safety - execution leads to a potential equity re-rating

Great Company | Attractive Valuation | Right Structure

47

FiscalNote

48 Thank You

49 Appendix

50 AAV: Average Account Value is the total ARR at a point in time divided by the number of active accounts ACV : Annual Contract Value on any single account. Some large accounts have multiple contracts within that account, therefore the AC V is the annualized sum of those contracts AI : Artificial intelligence (AI) refers to the simulation of human intelligence in machines that are programmed to think like h uma ns and mimic their actions ARR : Annual Recurring Revenue (ARR) is the value of the contracted recurring revenue components of term subscriptions normalized to a one - year period Booking : A booking refers to when a customer books the Company's products and services and commits to the orders CAC : CAC, or customer acquisition cost, measures the cost related to acquiring a new customer LTM : Referring to period consisting of the previous twelve (12) months LTV : LTV, or lifetime value, measures customer's revenue generated over their entire relationship with a company LTV/CAC : The LTV/CAC ratio compares the value of a customer over their lifetime, compared to the cost of acquiring them ML : Machine learning (ML) is a branch of artificial intelligence and computer science which focuses on the use of data and algo rit hms to imitate the way that humans learn, gradually improving its accuracy NRR : NRR (Net Revenue Retention) is defined as the percentage of subscription revenue retained from existing customers over a de fin ed period of time, including downgrades and reductions, plus expansions PCAOB : The Public Company Accounting Oversight Board (PCAOB) is a nonprofit corporation created by the Sarbanes – Oxley Act of 2002 to oversee the audits of public companies and other issuers in order to protect the interests of investors Pre - money valuation : A pre - money valuation refers to the value of a company before it receives other investments such as external funding or financ ing Rule of 40 : Rule of 40 is a common metric to measure the performance of SaaS companies. If Revenue Growth + EBITDA Margin > 40%, a SaaS co mpanies is deemed competitive Run - rate revenue: ARR (as defined above) plus non - subscription revenue earned during the last twelve months YTD : Year to date (YTD) refers to the period of time beginning the first day of the current calendar year or fiscal year up to t he current date Glossary

Risk Factors

Risks Related to FiscalNote's Business

- FiscalNote has recently experienced rapid growth that may not be indicative of future growth, which makes it difficult to forecast its revenue and evaluate its business and prospects.
- If FiscalNote fails to manage its growth effectively, its business, financial condition, results of operations and prospects could be materially and adversely affected.
- FiscalNote has a history of net losses, anticipates increasing operating expenses in the future, and may not be able to achieve and, if achieved, maintain profitability.
- FiscalNote generates a significant percentage of its revenues from recurring subscription-based arrangements, and if it is unable to maintain a high renewal rate, its business, financial condition, results of operations and prospects could be materially and adversely affected.
- If FiscalNote is unable to attract new customers, retain existing customers, expand its products and services offerings with existing customers, expand into new geographic markets or identify areas of higher growth, its revenue growth and profitability will be harmed.
- FiscalNote's efforts to expand its service offerings and to develop and integrate its existing services in order to keep pace with policy, regulatory, political and technological developments may not succeed.
- A principal focus of FiscalNote's business strategy is to grow and expand its business through acquisitions. FiscalNote may not be able to successfully identify attractive acquisition opportunities or make acquisitions on terms that are satisfactory to it from a commercial perspective.
- FiscalNote may not realize expected business or financial benefits from acquisitions or integrate acquired businesses in an efficient and effective manner, or such acquisitions could divert management's attention, increase capital requirements or dilute stockholder value and materially and adversely affect FiscalNote's business, financial condition, results of operations and prospects.
- FiscalNote recognizes revenues over the term of the agreements for its subscriptions and, as a result, there is often a lag in realizing the impact of current sales or cancellations in reported revenues, and a significant downturn in FiscalNote's business may not be reflected immediately in its operating results.
- FiscalNote's sales cycles are variable, depend upon factors outside its control, and could cause it to expend significant time and resources prior to generating revenues.
- FiscalNote may experience fluctuations in its quarterly and annual operating results.
- If FiscalNote has overestimated the size of its total addressable market, FiscalNote's future growth rate may be limited.
- FiscalNote relies on third parties, including public sources, for data, information and other products and services, and FiscalNote's relationships with such third parties may not be successful or may change, which could adversely affect its results of operations.
- If FiscalNote is not able to obtain and maintain accurate, comprehensive, or reliable data, or if the expert analysis it produces contains any material errors or omissions, it could experience reduced demand for its products and services.
- FiscalNote's Roll Call business generates a portion of its revenue from advertising and events, which have been, and likely will continue to be, negatively affected by industry trends.
- FiscalNote's ability to introduce new features, integrations, capabilities, and enhancements is dependent on adequate research and development resources. If FiscalNote does not adequately fund its research and development efforts, or if its research and development investments do not translate into material enhancements to its products and services, FiscalNote may not be able to compete effectively, and its business, financial condition, results of operations and prospects may be adversely affected.

51

FiscalNote

Risk Factors (Cont'd)

- FiscalNote's pricing and product bundling strategy may not meet customers' price expectations or may adversely affect FiscalNote's revenues.
- Increased accessibility to free or relatively inexpensive information sources that offer comparable value to customers may reduce demand for FiscalNote's products and services.
- If FiscalNote fails to maintain and improve its methods and technologies, or anticipate new methods or technologies, for data collection, organization, and analysis, as well as search and other product features that facilitate the customer's ability to derive relevant insights from our products, competing products and services could surpass those of FiscalNote in depth, breadth, or accuracy of its data or other features.
- Larger and more well-funded companies with access to significant resources, large amounts of data or data collection methods, and sophisticated technologies may shift their business model to become direct competitors to FiscalNote.
- If FiscalNote fails to protect and maintain its brands, its ability to attract and retain customers will be impaired, its reputation may be harmed, and its business, financial condition, results of operations and prospects may suffer.
- FiscalNote has a significant portion of its sales to U.S. and foreign government agencies and other highly regulated organizations, which are subject to a number of challenges and risks.
- FiscalNote assists customers in certain legislative and other governmental relations matters, which activities may be deemed to be lobbying efforts.
- Our international operations subject us to additional risks that can adversely affect our business, results of operations and financial condition.
- We have significant international operations and assets, including in the U.K., Belgium, and Australia and, as a result, will be subject to risks inherent in doing business in those jurisdictions, which may adversely affect our financial performance and operating results.
- FiscalNote's company culture has contributed to its success and if FiscalNote cannot maintain and evolve its culture as it grows, including through acquisition, its business could be materially and adversely affected.
- FiscalNote relies on the performance of highly skilled personnel, including its management and other key employees, and the loss of one or more of such personnel, or of a significant number of team members, could harm its business.
- If FiscalNote does not effectively maintain and grow its research and development team with top talent, including employees who are trained in artificial intelligence, machine learning and advanced algorithms, FiscalNote may be unable to continue to improve its artificial intelligence capabilities, and its revenues and other results of operations could be adversely affected.
- Regulators in the U.S. and other jurisdictions where FiscalNote operates may limit FiscalNote's ability to develop or implement its proprietary technology and/or may eliminate or restrict the confidentiality of its proprietary technology, which could have a material adverse effect on FiscalNote's financial condition and results of operations.
- Issues in the use of artificial intelligence (including machine learning) in FiscalNote's platforms may result in reputational harm or liability.
- Failure to effectively develop and expand FiscalNote's marketing and sales capabilities could harm its ability to increase its customer base, expand its engagements with existing customers, and achieve broader market acceptance of its products and services.
- Any failure to offer high-quality support, professional services and information and analysis for FiscalNote's customers may harm its relationships with its customers and, consequently, FiscalNote's business.
- FiscalNote's business is subject to numerous legal and regulatory risks that could have an adverse impact on its business.
- FiscalNote has incurred a significant amount of debt, some of which is secured by substantially all of FiscalNote's assets, and may in the future incur additional indebtedness. FiscalNote's payment obligations under such indebtedness may limit the funds available to FiscalNote, and the terms of FiscalNote's debt agreements may restrict its flexibility in operating its business.
- FiscalNote is involved in legal actions and claims arising in the ordinary course of business from time to time. Adverse litigation judgments or settlements resulting from legal proceedings in which FiscalNote may be involved could expose FiscalNote to monetary damages or limit the ability to operate its business.

52

FiscalNote

Risk Factors (Cont'd)

- FiscalNote's projections and key performance metrics are subject to significant risks, assumptions, estimates and uncertainties. As a result, FiscalNote's financial and operating results may differ materially from its expectations.
- FiscalNote's use of any "open source" software under restrictive licenses could: (i) adversely affect FiscalNote's ability to license and commercialize certain elements of its proprietary code base on the commercial terms of its choosing; (ii) result in a loss of FiscalNote's trade secrets or other intellectual property rights with respect to certain portions of its proprietary code; and (iii) subject FiscalNote to litigation and other disputes.
- FiscalNote may not be able to adequately obtain, maintain, protect and enforce its proprietary and intellectual property rights in its data or technology.
- FiscalNote may in the future be sued by third parties for various claims including alleged infringement, misappropriation or other violation of proprietary intellectual property rights.
- The FiscalNote Projections and operating information in this proxy statement/prospectus relies in large part upon assumptions and analyses developed by FiscalNote. If these assumptions or analyses prove to be incorrect, the actual operating results of FiscalNote and/or New FiscalNote may be materially different from the forecasted results.
- FiscalNote is subject to sanctions, anti-corruption, anti-bribery, and similar laws, and non-compliance with such laws can subject FiscalNote to criminal penalties or significant fines and harm its business and reputation.
- The COVID-19 pandemic has materially impacted FiscalNote's operations, is still ongoing, and it or other pandemics or public health threats could adversely affect FiscalNote's business, financial condition, results of operations and prospects.
- We may be exposed to fluctuations in foreign currency exchange rates that could adversely impact our results of operations.
- FiscalNote has entered into certain licensing agreements and other strategic relationships with third parties. These agreements and relationships may not continue and FiscalNote may not be successful in entering into other similar agreements and relationships. If FiscalNote fails to maintain its current licensing agreements or establish new relationships, it could result in loss of revenue and harm FiscalNote's business and financial condition or inability for FiscalNote to use the intellectual property licensed to it by the applicable third party.
- We have identified material weaknesses in our internal control over financial reporting, and our management has concluded that our disclosure controls and procedures are not effective. While we are working to remediate any material weakness in our internal controls over financial reporting, we cannot assure you that additional material weaknesses will not occur in the future. If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results or prevent fraud, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.
- As a private company, FiscalNote has not endeavored to establish and/or maintain public company-quality internal control over financial reporting. If it fails to establish and maintain proper and effective internal control over financial reporting as a public company, its ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in its financial reporting and the trading price of its shares may decline.
- FiscalNote's risk management processes and procedures may not be effective.
- FiscalNote operates in competitive markets and may be adversely affected by this competition.
- Changes in tax laws or regulations in the various tax jurisdictions to which FiscalNote is subject that are applied adversely to FiscalNote or its customers could increase the costs of FiscalNote's products and services and harm its business.

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FiscalNote

54 Information Technology and Data Risks Cyberattacks, security, privacy, or data breaches or other security incidents that affect FiscalNote’s networks or systems, or those of its service providers, involving sensitive, personal, classified or confidential information o f FiscalNote or its customers could expose FiscalNote to liability under various laws and regulations across jurisdictions, decrease trust in FiscalNote and its products and services, increase the risk of litigation and governmental investigation, and harm to FiscalNote’s reputation, business, and financial condition. FiscalNote depends on third parties for data, information and other services, and FiscalNote’s ability to serve its customers could be adversely impacted if such third parties fail to fulfill their obligations, if FiscalNote is unable to effectively manage and minimize errors, failures, interruptions or delays caused by third parties or if FiscalNote’s arrangements with them are terminated and suitable replacements cannot be found on commercially reasonable terms or at all. Technical problems or disruptions affecting customers’ access to FiscalNote’s services, or the software, internal applications, databases, and network systems underlying its services, could damage FiscalNote’s reputation and brands and lead to reduced demand for its products and services, lower revenues, and increased costs. Risk Factors (Cont’d)

55 Risks Related to the Ownership of New FiscalNote’s Class A Common Stock Immediately following the consummation of the Business Combination, only our Co - Founders will be entitled to hold shares of New FiscalNote Class B common stock, which shares will have twenty - five (25) votes per share. This will limit or preclude other stockholders’ ability to influence the outcome of matters submitted to stockholders for app rov al, including the election of directors, the approval of certain employee compensation plans, the adoption of amendments to our organizational documents and the approval of any merger, consolidation, sale of all or substant ial ly all of our assets, or other major corporate transaction requiring stockholder approval. We cannot predict the impact New FiscalNote’s dual - class structure may have on the stock price of New FiscalNote’s Class A common stock. New FiscalNote will be a “controlled company” under NYSE rules, and as a result, its stockholders may not have certain corporate protections t hat are available to stockholders of companies that are not controlled companies. There may not be an active trading market for shares of New FiscalNote’s Class A common stock, which may cause shares of New FiscalNote’s Class A common stock to trade at a discount from their initial trading price and make it difficult to sell the shares of Class A common stock you purchase. Sales of a substantial number of New FiscalNote’s Class A common stock in the public market by our existing shareholders could cause New FiscalNote’s share price to decline. FiscalNote’s management team has limited experience managing a public company. We will incur increased costs as a result of operating as a public company, and our management will be required to devote sub sta ntial time to new compliance initiatives and corporate governance practices. If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommen dat ions regarding New FiscalNote’s Class A common stock, New FiscalNote’s stock price and trading volume could decline. New FiscalNote may issue preferred stock, the terms of which could adversely affect the voting power or value of New FiscalNote’s Class A common stock. It is not expected that New FiscalNote will pay dividends in the foreseeable future after the Business Combination. New FiscalNote’s certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum fo r certain types of actions and proceedings that may be initiated by its stockholders, which could limit New FiscalNote’s stockholders’ ability to obtain a favorable judicial forum for disputes with New FiscalNote or its directors, officers, employees, or other stockholders. Risk Factors (Cont’d)

Additional Information and Where to Find It

In connection with the previously announced business combination (the “Business Combination”), Duddell Street Acquisition Corp. (“DSAC”) has filed relevant materials with the Securities and Exchange Commission (the “SEC”), including the registration statement on Form S-4 (the “Registration Statement”), which includes a proxy statement/prospectus of DSAC, which was declared effective by the SEC on July 1, 2022, and will file other documents regarding the Business Combination with the SEC. DSAC's shareholders and other interested persons are advised to read the definitive proxy statement and documents incorporated by reference therein filed in connection with the Business Combination, as these materials contain important information about DSAC, FiscalNote Holdings, Inc. (“FiscalNote”) and the Business Combination. DSAC has mailed the definitive proxy statement/prospectus and a proxy card to each DSAC shareholder entitled to vote at the extraordinary general meeting of shareholders to be held at 9:00 a.m. EDT on July 27, 2022. Before making any voting or investment decision, investors and shareholders of DSAC are urged to carefully read the entire Registration Statement and proxy statement/prospectus, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the Business Combination. The documents filed by DSAC with the SEC may be obtained free of charge at the SEC's website at www.sec.gov.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

DSAC and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in DSAC are included in the proxy statement/prospectus for the Business Combination at www.sec.gov. Information about DSAC's directors and executive officers and their ownership of DSAC shares is set forth in DSAC's annual report on Form 10-K, dated April 14, 2022. Other information regarding the interests of the participants in the proxy solicitation is included in the proxy statement/prospectus pertaining to the Business Combination. These documents can be obtained free of charge from the source indicated above.

FiscalNote and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DSAC in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination are included in the proxy statement/prospectus pertaining to the Business Combination.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as "will," "are expected to," "is anticipated," "estimated," "believe," "intend," "plan," "projection," "pro forma," "outlook" or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding FiscalNote's industry and market sizes, future opportunities for FiscalNote and DSAC, FiscalNote's estimated future results and the proposed business combination between DSAC and FiscalNote, including pro forma market capitalization, pro forma revenue, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of DSAC's and FiscalNote's managements and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond DSAC's or FiscalNote's control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements. Except as required by law, DSAC and FiscalNote do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.